UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Zones, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

624906 10 3
(CUSIP Number)

Firoz H. Lalji
1102 15th Street SW, Suite 102
Auburn, WA  98001

With a copy to:
Gary J. Kocher
K&L Gates
925 Fourth Avenue, Suite 2900
Seattle, WA 98104
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 624906 10 3
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firoz H. Lalji
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,616,540
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,616,540
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,616,540*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.1%**
14.	Type of Reporting Person (See Instructions) IN

* Consists of (i) 6,558,540 shares of common stock held jointly held by Firoz H. Lalji and his wife, Najma Lalji, (ii) 860,000 shares of common stock issuable upon exercise by Firoz H. Lalji of stock options within 60 days, (iii) 87,500 shares of common stock held in Firoz H. Lalji’s IRA, (iv) 37,500 shares of common stock held in Najma Lalji’s IRA and (v) 73,000 shares of common stock held in a custodial account for Mr. Lalji’s daughter.

** Calculation is based on a total of 13,229,613 shares of common stock issued and outstanding as of November 12, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

CUSIP No. 624906 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Najma Lalji
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,616,540
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,616,540
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,616,540*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.1%**
14.	Type of Reporting Person (See Instructions) IN

* Consists of (i) 6,558,540 shares of common stock held jointly held by Najma Lalji and her husband, Firoz H. Lalji, (ii) 860,000 shares of common stock issuable upon exercise by Firoz H. Lalji of stock options within 60 days, (iii) 87,500 shares of common stock held in Firoz H. Lalji’s IRA, (iv) 37,500 shares of common stock held in Najma Lalji’s IRA and (v) 73,000 shares of common stock held in a custodial account for Mr. Lalji’s daughter.

** Calculation is based on a total of 13,229,613 shares of common stock issued and outstanding as of November 12, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

Explanatory Note

This Amendment No. 6 to Schedule 13D (“Amendment”) is filed to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D, as amended (the “Schedule 13D”), previously filed with the Securities and Exchange Commission. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

Item 1.	Security and Issuer

This statement relates to shares of common stock, without par value (“Common Stock”), of Zones, Inc., a Washington corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1102 15th Street SW, Suite 102, Auburn, WA  98001.

Item 2.	Identity and Background

(a)-(c) Firoz H. Lalji (“Mr. Lalji”) is the Chairman and Chief Executive Officer of the Issuer.  His business address is 1102 15th Street SW, Suite 102, Auburn, WA  98001.  Najma Lalji (“Mrs. Lalji”) is the wife of Mr. Lalji.  Mrs. Lalji is a homemaker.  Her business address is c/o Firoz H. Lalji, Zones, Inc., 1102 15th Street SW, Suite 102, Auburn, WA  98001.

(d) During the last five years, neither of the reporting persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

(f) Mr. and Mrs. Lalji are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock beneficially owned by Mr. and Mrs. Lalji were acquired either by Mr. Lalji as a founder of the Issuer, as compensation for Mr. Lalji’s services to the Issuer or through open market purchases or private transactions using personal funds.

The disclosure under Item 4 below is also incorporated herein by reference.

Item 4.	Purpose of Transaction

Mr. and Mrs. Lalji originally acquired the shares reported herein for investment purposes.

On July 30, 2008, Zones Acquisition Corp. (“Zac”), a newly formed Washington corporation wholly owned by Mr. Lalji, and the Issuer entered into a Merger Agreement (the “Merger Agreement”).  Under the Merger Agreement, the parties agreed that, upon the terms and subject to the conditions set forth in the Merger Agreement, Zac would be merged with and into the Issuer, with the Issuer continuing as the surviving corporation.  At the effective time of the merger, each share of Common Stock, other than shares held by Mr. Lalji, Mrs. Lalji, Natasha Lalji and The Firoz and Najma Lalji Foundation (the “continuing shareholders”), and other than those shares with respect to which dissenters rights are properly exercised, would be cancelled and converted into the right to receive $8.65 in cash, without interest.  In connection with the execution of the Merger Agreement, Mr. Lalji executed a commitment letter to generally provide financing to Zac, the proceeds of which would be used by Zac, together with funds available under a credit facility and other cash on hand, to pay the aggregate consideration for the merger.

On November 17, 2008, Zac and the Issuer entered into an amendment to the Merger Agreement (the “Merger Agreement Amendment”) to provide that upon completion of the merger, each share of Common Stock not held by the continuing shareholders will be converted into the right to receive $7.00 in cash, without interest and less any applicable withholding taxes. In addition, the Merger Agreement Amendment (a) eliminates certain conditions to Zac’s obligation to close the merger, (b) eliminates the termination fee payable by the Issuer to Zac if the Merger Agreement is terminated under certain circumstances, (c) increases the reverse termination fee payable by Zac to the Issuer from $750,000 to $5 million in the event the Merger Agreement is terminated under certain circumstances, (d) provided for an additional 10 calendar day period during which the Issuer is permitted to initiate, solicit, encourage and enter into and maintain discussions or negotiations regarding competing takeover proposals; and (e) provides for specific performance of Zac’s obligations to pursue financing for the merger in the event the currently specified financing becomes unavailable.

In connection with the Merger Agreement Amendment, on November 17, 2008, Mr. and Mrs. Lalji also entered into a Shareholder Voting and Support Agreement with the Issuer, pursuant to which they agreed at any duly called meeting of the Issuer’s shareholders (or any adjournment or postponement thereof) to, among other things, vote all of their shares of Common Stock in favor of the approval of the merger, and the approval and adoption of the Merger Agreement and the other transactions contemplated thereby. As required by the Shareholder Voting and Support Agreement, Mr. and Mrs. Lalji also delivered an irrevocable proxy (the “Proxy”) to the Issuer, appointing John H. Bauer and William C. Keiper, members of the Issuer’s Board of Directors, as proxies for Mr. and Mrs. Lalji and authorizing Mr. Bauer and Mr. Keiper to vote all shares of Common Stock held by Mr. and Mrs. Lalji FOR, among other things, the Merger Agreement and the consummation of the merger and FOR the proposal to approve any motion to adjourn the special meeting, if necessary, to solicit additional proxies.  In addition, on November 17, 2008, Mr. Lalji entered into a Limited Guarantee pursuant to which he has personally guaranteed Zac’s obligation to pay the termination fee referred to above, subject to certain conditions, in an amount up to $5 million plus related fees and expenses associated with enforcement thereof.

On December 19, 2008, the shareholders of the Issuer voted to approve the merger and to approve and adopt the Merger Agreement, as amended by the Merger Agreement Amendment.  The merger is expected to close on December 31, 2008, and remains subject to the satisfaction or waiver of customary closing conditions.

On December 19, 2008, Mr. Lalji entered into a Remainder Payment Guarantee (the “Remainder Payment Guarantee”) in favor of the shareholder’s representative as agent for the shareholders of the Issuer (other than the continuing shareholders).  Pursuant to the Remainder Payment Guarantee, Mr. Lalji has personally guaranteed the funding of the final approximately $16.0 million of merger consideration if it is not otherwise funded on January 2, 2009.

Following the consummation of the merger, the Issuer’s  Common Stock will be delisted from The Nasdaq Global Market and will become eligible for deregistration under Section 12(g)(4) of the Securities Exchange Act of 1934.

Pursuant to the terms of the Merger Agreement, at the effective time of the merger, the board of directors of Zac immediately prior to the effective time of the merger will become the board of directors of the Issuer, and the officers of the Issuer will continue as its officers. Also at the effective time of the merger, the articles of incorporation and bylaws of the Issuer will be amended and restated as provided in the Merger Agreement.

The foregoing description of the merger transaction does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, Merger Agreement Amendment, Shareholder Voting and Support Agreement, Limited Guarantee, Proxy, and Remainder Payment Guarantee.

Item 5.	Interest in Securities of the Issuer

(a)  See Items 11 and 13 of the cover pages to this Schedule 13D/A.

(b)  See Items 7 through 10 of the cover pages to this Schedule 13D/A.

(c)  No transactions in the shares of Common Stock have been effected by the reporting persons during the past 60 days.

(d)  None.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure under Item 4 above is hereby incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

1.
Joint Filing Agreement dated November 7, 2007 by and between Firoz H. Lalji and Najma Lalji (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by the reporting persons on November 9, 2007).

2.	Agreement and Plan of Merger between Zones Acquisition Corp. and Zones, Inc. dated as of July 30, 2008 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer on July 31, 2008).

3.
First Amendment to Agreement and Plan of Merger between Zones Acquisition Corp. and Zones, Inc. dated as of November 17, 2008 (incorporated by reference to Exhibit 3 to the Schedule 13D/A filed by the reporting persons on November 20, 2008).

4.
Shareholder Voting and Support Agreement dated as of November 17, 2008 by and among Firoz H. Lalji, Najma Lalji and Zones, Inc. (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by the Issuer on November 18, 2008).

5.	Limited Guarantee dated as of November 17, 2008 by Firoz Lalji in favor of Zones, Inc. (incorporated by reference to Exhibit 2.3 to the Form 8-K filed by the Issuer on November 18, 2008).

6.	Irrevocable Proxy delivered by Firoz Lalji and Najma Lalji to Zones, Inc. (incorporated by reference to Exhibit 6 to the Schedule 13D/A filed by the reporting persons on November 20, 2008).

7.	Remainder Payment Guarantee by Firoz Lalji in favor of the shareholder’s representative.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2008	/s/ Firoz H. Lalji
Firoz H. Lalji

Date: December 23, 2008	/s/ Najma Lalji
Najma Lalji